UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September, 2006
Commission File Number: 333-111435
JED Oil Inc.
(Translation of registrant’s name into English)
2200, 500-4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
     The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS
     The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News Release dated September 29, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2006

JED Oil Inc. (Registrant)
By:	signed: “Marcia Johnston”
Marcia L. Johnston, Q.C.
General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated September 29, 2006

FOR IMMEDIATE RELEASE
JED OIL INC. ANNOUNCES CLOSING OF ASSET SWAP AGREEMENT
WITH ENTERRA ENERGY TRUST
Calgary, Alberta, September 29, 2006 — JED Oil Inc. (AMEX: JDO) (“JED”) today reported that its previously announced property swap with Enterra Energy Trust has been consummated. As per the terms of the swap, JED acquired 100% of Enterra’s working interest in the North Ferrier area and approximately 57.5% of Enterra’s interest in the East Ferrier area. In addition, the existing farmouts, joint services and business principles agreements between JED, JMG Exploration, Inc. (NYSE ARCA: JMG, JMG+) (“JMG”) and Enterra have been terminated.
About JED Oil Inc.
Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.
About JMG: JMG Exploration, Inc., which was incorporated under the laws of the State of Nevada on July 16, 2004, explores for oil and natural gas in the United States and Canada.

Company Contacts:	or	Investor Relations Counsel
Reg Greenslade, Chairman JED/JMG		The Equity Group Inc.
(403) 213-2507		Linda Latman (212) 836-9609
Al Williams, President JED		Lena Cati (212) 836-9611
(403) 537-3250		www.theequitygroup.com
www.jedoil.com